Exhibit 99.1

April 02, 2014

The Manager – Listing
Bombay Stock Exchange Limited	022 22722061

The Manager – Listing
National Stock Exchange of India Limited.	022 26598237

Dear Sir,

Sub:    Intimation on change in Senior Management.

Pursuant to clause 36 of the Listing Agreement with BSE and NSE, we hereby inform the Stock Exchanges that Pratik Kumar, CEO of Wipro Infrastructure Engineering (WIN), who has been handling additional responsibility of providing leadership to the HR function as Executive Vice President – HR for Wipro Limited will now move full-time into WIN as its CEO.

Saurabh Govil, Sr. Vice President will head Human Resources for Wipro Limited. These changes are effective April 1, 2014.

Kindly take a note of the change.

Yours Faithfully,

For WIPRO LIMITED

/s/ V. Ramachandran
V. Ramachandran
Company Secretary

CIN	: L32102KA1945PLC020800
Email	: info@wipro.com
Website	: www.wipro.com

Regd. Office:Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, India.Tel : +91-80-2844 0011, Fax : +91-80-2844 0054